Exhibit 99.1

Gaotu Techedu Announces Third Quarter of 2022 Unaudited Financial Results

and a Share Repurchase Program

Beijing, China, November 22, 2022 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights[1]

•
Net revenues were RMB606.2 million, compared with net revenues of RMB1,114.9 million in the same period of 2021.
•
Gross billings[2] were RMB607.0 million, compared with gross billings of RMB301.6 million in the same period of 2021.
•
Net loss was RMB61.4 million, compared with net loss of RMB1,044.6 million in the same period of 2021.
•
Non-GAAP net loss was RMB44.8 million, compared with non-GAAP net loss of RMB989.3 million in the same period of 2021.

Third Quarter 2022 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended September 30,
	2021	2022	Pct. Change
Net revenues	1,114,883	606,169	(45.6)%
Gross billings	301,632	607,042	101.3%
Net loss	(1,044,613)	(61,350)	(94.1)%
Non-GAAP net loss	(989,283)	(44,754)	(95.5)%

Nine Months Ended September 30, 2022 Highlights

•
Net revenues were RMB1,868.6 million, compared with net revenues of RMB5,287.5 million in the same period of 2021.
•
Gross billings were RMB1,536.8 million, compared with gross billings of RMB4,177.7 million in the same period of 2021.
•
Net loss was RMB57.4 million, compared with net loss of RMB3,389.3 million in the same period of 2021.
•
Non-GAAP net income was RMB48.4 million, compared with non-GAAP net loss of RMB3,082.6 million in the same period of 2021.

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

First Nine Months 2022 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the nine months ended September 30,
	2021	2022	Pct. Change
Net revenues	5,287,480	1,868,583	(64.7)%
Gross billings	4,177,706	1,536,805	(63.2)%
Net loss	(3,389,323)	(57,441)	(98.3)%
Non-GAAP net (loss) income	(3,082,593)	48,434	NM

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “The gradual and stable increase of our net revenues is solid evidence that our new businesses are growing continuously and sustainably, which boosts our confidence in our future, and indicates that our organization is resilient and our operations are efficient. Guided by the strategy of profitable growth, we expect the growth momentum of our businesses to continue, and to see a sizable positive net operating cashflow next quarter.

Further, to demonstrate our management’s unwavering confidence in our company’s future development, our board of directors today authorized an up to US$30 million share repurchase program. I also intend to personally purchase up to US$20 million of our shares. Going forward, we will continue to stay true to our original aspiration to educate, continue to create value for our shareholders, continue to nurture talents for our society and continue to contribute to the educational development of China.”

Shannon Shen, CFO of the Company, added, “As we continued to explore new businesses post restructuring against the backdrop of external challenges and uncertainties, we are pleased to report that our business sustained its continuous and healthy growth as we expected, driven by our deepening understanding of the vertical markets, relentless efforts to improve our operational efficiency and constant investment in teaching quality. Our net revenues in the third quarter recorded a 12.7% quarter-over-quarter increase to RMB606.2 million, and our gross billings increased 101.3% year-over-year to RMB607.0 million. Our businesses exhibit certain seasonality, with the third quarter’s increase in gross billings largely contributed by new customers.

Further, our capital position remains strong. As of September 30, 2022, we had a total of approximately RMB3.3 billion in terms of cash, cash equivalents, restricted cash, and short-term investments on our balance sheet, providing ample resources for continued business development.”

Financial Results for the Third Quarter of 2022

Net Revenues

Net revenues decreased by 45.6% to RMB606.2 million from RMB1,114.9 million in the third quarter of 2021. The decrease was mainly due to the organizational adjustments and business restructuring the Company performed to comply with government regulations, including the cessation of compulsory education academic subject tutoring services to students (“Business Restructuring”).

Cost of Revenues

Cost of revenues decreased by 76.4% to RMB168.8 million from RMB715.2 million in the third quarter of 2021. The decline was mainly due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in decreases in staff related cost, rental expenses, as well as teaching materials and bandwidth cost.

Gross Profit and Gross Margin

Gross profit was RMB437.4 million, compared with RMB399.7 million in the third quarter of 2021. Gross profit margin increased to 72.2% from 35.9% in the same period of 2021.

Non-GAAP gross profit was RMB439.3 million, compared with RMB436.9 million in the same period of 2021. Non-GAAP gross profit margin increased to 72.5% from 39.2% in the same period of 2021.

Operating Expenses

Operating expenses decreased by 65.8% to RMB506.9 million from RMB1,481.1 million in the third quarter of 2021. The decline was primarily due to the reduction of employees as a result of the Business Restructuring, as well as the losses incurred during the impairment assessment of long-lived assets and disposal of assets the Company performed in the third quarter of 2021. Moreover, the expenditure on branding and marketing activities on academic subject tutoring services also showed a large decline as a result of the changes of regulatory environment.

•
Selling expenses decreased to RMB336.8 million from RMB826.4 million in the third quarter of 2021.
•
Research and development expenses decreased to RMB106.5 million from RMB336.3 million in the third quarter of 2021.
•
General and administrative expenses decreased to RMB63.6 million from RMB164.7 million in the third quarter of 2021.
•
Impairment loss on long-lived assets decreased to nil from RMB28.6 million in the third quarter of 2021.
•
Disposal loss on assets decreased to nil from RMB125.0 million in the third quarter of 2021.

Loss from Operations

Loss from operations was RMB69.6 million, compared with loss from operations of RMB1,081.3 million in the third quarter of 2021, which was primarily due to a large decrease in operation related cost and expenses as a result of the Business Restructuring, as well as no impairment loss or disposal loss on assets related to Business Restructuring incurred in the third quarter.

Non-GAAP loss from operations was RMB53.0 million, compared with non-GAAP loss from operations of RMB1,026.0 million in the third quarter of 2021.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, was RMB12.1 million, compared with a total of RMB35.0 million in the third quarter of 2021.

Other Income (Expenses)

Other expenses were RMB3.4 million, compared with other income of RMB1.3 million in the third quarter of 2021.

Net Loss

Net loss was RMB61.4 million, compared with net loss of RMB1,044.6 million in the third quarter of 2021.

Non-GAAP net loss was RMB44.8 million, compared with non-GAAP net loss of RMB989.3 million in the third quarter of 2021.

Cash Flow

Net operating cash outflow for the third quarter of 2022 was RMB34.7 million. The operating cash outflow in the third quarter was mainly due to staff compensation and marketing expenditure paid to enhance our market share.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB0.24 in the third quarter of 2022.

Non-GAAP basic and diluted net loss per ADS were both RMB0.17 in the third quarter of 2022.

Share Outstanding

As of September 30, 2022, the Company had 172,679,700 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3,342.9 million in aggregate, compared with a total of RMB3,671.1 million as of December 31, 2021.

Other Payables

As of September 30, 2022, other payables in non-current liabilities totaled RMB26.6 million, which were payables related to the purchase of the Zhengzhou properties.

Share Repurchase Program

The Company’s board of directors today authorized a share repurchase program under which the Company may repurchase up to US$30 million of its common shares, including shares represented by American depositary shares, effective until November 22, 2025. Additionally, Mr. Larry Xiangdong Chen, the Company's founder, Chairman and CEO, intends to personally purchase up to US$20 million of the Company's shares.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its cash balance.

Concluded SEC Investigation

Regarding the SEC investigation that followed the publication of various short sellers' reports about the Company in early- to mid- 2020, and which the Company previously disclosed in its 2021 Form 20-F, the SEC notified the Company, by releasing a closing letter dated October 19, 2022, that the SEC had concluded its investigation into the Company and that, based on the information that the SEC had as of the date of its letter, the SEC did not intend to recommend an enforcement action against the Company.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of 2022 are expected to be between RMB608 million and RMB628 million, representing a decrease of 50.7% to 52.3% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, November 22, 2022 (9:00 PM on Tuesday, November 22, 2022, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 7874828

A telephone replay will be available two hours after the conclusion of the conference call through November 29, 2022. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 1333222

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational contents & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.1135 to USD1.0000, the effective noon buying rate for September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2022, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	728,934	908,736	127,748
Restricted cash	168,189	717	101
Short-term investments	2,774,000	2,433,428	342,086
Inventory	15,595	19,010	2,672
Prepaid expenses and other current assets	250,068	339,930	47,787
Total current assets	3,936,786	3,701,821	520,394

Non-current assets
Operating lease right-of-use assets	353,877	105,367	14,812
Property, equipment and software, net	680,009	567,019	79,710
Land use rights, net	28,178	27,574	3,876
Rental deposit	22,544	9,290	1,306
Other non-current assets	3,272	17,395	2,446
TOTAL ASSETS	5,024,666	4,428,466	622,544

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB417,032 and RMB296,771 as of December 31, 2021 and September 30, 2022, respectively)	693,265	546,741	76,860
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	986,993	604,600	84,993
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB41,479 and RMB12,916 as of December 31, 2021 and September 30, 2022, respectively)	80,010	29,446	4,139
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of nil and nil as of December 31, 2021 and September 30, 2022, respectively)	-	876	123
Total current liabilities	1,760,268	1,181,663	166,115

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,225	33,826	4,755
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB158,824 and RMB45,091 as of December 31, 2021 and September 30, 2022, respectively)	276,035	75,824	10,659
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,616	70,912	9,969
Other payables of the consolidated VIE without recourse to the Group	26,580	26,580	3,737
TOTAL LIABILITIES	2,143,724	1,388,805	195,235

SHAREHOLDERS’ EQUITY
Ordinary shares	114	115	16
Additional paid-in capital	7,793,234	7,898,852	1,110,403
Accumulated other comprehensive loss	(143,111)	(32,570)	(4,579)
Statutory reserve	40,380	40,380	5,677
Accumulated deficit	(4,809,675)	(4,867,116)	(684,208)
TOTAL SHAREHOLDERS’ EQUITY	2,880,942	3,039,661	427,309

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,024,666	4,428,466	622,544

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,114,883	606,169	85,214	5,287,480	1,868,583	262,681
Cost of revenues	(715,172)	(168,799)	(23,729)	(2,010,952)	(541,748)	(76,158)
Gross profit	399,711	437,370	61,485	3,276,528	1,326,835	186,523
Operating expenses:
Selling expenses	(826,439)	(336,799)	(47,346)	(4,756,232)	(889,948)	(125,107)
Research and development expenses	(336,288)	(106,537)	(14,977)	(1,127,900)	(333,716)	(46,913)
General and administrative expenses	(164,743)	(63,598)	(8,940)	(624,340)	(207,975)	(29,237)
Impairment loss on long-lived assets	(28,609)	-	-	(81,740)	-	-
Disposal loss on assets	(124,975)	-	-	(124,975)	-	-
Total operating expenses	(1,481,054)	(506,934)	(71,263)	(6,715,187)	(1,431,639)	(201,257)
Loss from operations	(1,081,343)	(69,564)	(9,778)	(3,438,659)	(104,804)	(14,734)
Interest income	5,412	4,325	608	27,164	13,770	1,936
Realized gains from investments	29,545	7,753	1,090	54,181	27,486	3,864
Other income (expenses)	1,323	(3,438)	(483)	9,691	24,963	3,509
Loss before provision for income tax and share of results of equity investees	(1,045,063)	(60,924)	(8,563)	(3,347,623)	(38,585)	(5,425)
Income tax benefits (expenses)	450	(426)	(60)	(41,398)	(18,856)	(2,651)
Share of results of equity investees	-	-	-	(302)	-	-
Net loss	(1,044,613)	(61,350)	(8,623)	(3,389,323)	(57,441)	(8,076)
Net loss attributable to Gaotu Techedu Inc.'s ordinary shareholders	(1,044,613)	(61,350)	(8,623)	(3,389,323)	(57,441)	(8,076)
Net loss per ordinary share
Basic	(6.11)	(0.36)	(0.05)	(19.86)	(0.33)	(0.05)
Diluted	(6.11)	(0.36)	(0.05)	(19.86)	(0.33)	(0.05)
Net loss per ADS
Basic	(4.07)	(0.24)	(0.03)	(13.24)	(0.22)	(0.03)
Diluted	(4.07)	(0.24)	(0.03)	(13.24)	(0.22)	(0.03)
Weighted average shares used in net (loss) income per share
Basic	170,964,073	172,515,359	172,515,359	170,645,019	172,085,108	172,085,108
Diluted	170,964,073	172,515,359	172,515,359	170,645,019	172,085,108	172,085,108

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,114,883	606,169	85,214	5,287,480	1,868,583	262,681
Less: other revenues(1)	134	24,088	3,386	605	50,504	7,100
Add: VAT and surcharges	68,772	36,029	5,065	326,295	114,336	16,073
Add: ending deferred revenue	1,360,329	638,426	89,748	1,360,329	638,426	89,748
Add: ending refund liability	58,655	40,812	5,737	58,655	40,812	5,737
Less: beginning deferred revenue	1,976,369	647,867	91,076	2,733,739	996,218	140,046
Less: beginning refund liability	324,504	42,439	5,966	120,709	78,630	11,054
Gross billings	301,632	607,042	85,336	4,177,706	1,536,805	216,039

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	399,711	437,370	61,485	3,276,528	1,326,835	186,523
Share-based compensation expenses in cost of revenues	37,212	1,939	273	97,554	38,918	5,471
Non-GAAP gross profit	436,923	439,309	61,758	3,374,082	1,365,753	191,994

Loss from operations	(1,081,343)	(69,564)	(9,778)	(3,438,659)	(104,804)	(14,734)
Share-based compensation expenses	55,330	16,596	2,333	306,730	105,875	14,884
Non-GAAP (loss) income from operations	(1,026,013)	(52,968)	(7,445)	(3,131,929)	1,071	150

Net loss	(1,044,613)	(61,350)	(8,623)	(3,389,323)	(57,441)	(8,076)
Share-based compensation expenses	55,330	16,596	2,333	306,730	105,875	14,884
Non-GAAP net (loss) income	(989,283)	(44,754)	(6,290)	(3,082,593)	48,434	6,808